Exhibit 2.5

LICENSE AGREEMENT

THIS LICENSE AGREEMENT (the “Agreement”) is made and entered into as of August 5, 2005 (“Effective Date”) by and among DPAC Technologies Corp., a California corporation (“DPAC”), Development Capital Ventures LP, a Delaware limited partnership (“DCV”) and QuaTech, Inc., an Ohio corporation (“QuaTech”).

BACKGROUND

WHEREAS, DPAC is a technology company that provides embedded wireless networking and connectivity products for machine-to-machine communication applications;

WHEREAS, QuaTech is an industry performance leader in device networking and connectivity solutions;

WHEREAS, DCV is a significant shareholder of QuaTech;

WHEREAS, DCV desires to simultaneously herewith and in partial consideration of the execution and delivery of this Agreement, receive a convertible note issued by DPAC (the “Note”), and DCV shall loan DPAC Five Hundred Thousand ($500,000) pursuant to the terms of the Note;

WHEREAS, DPAC owns certain technology and know-how relating to embedded wireless networking and connectivity products;

WHEREAS, DPAC and QuaTech are parties to that certain Agreement and Plan of Reorganization whereby DPAC would acquire QuaTech by merger, with the shareholders of QuaTech, including DCV, obtaining a controlling interest in DPAC (the “Merger Agreement”);

WHEREAS, DPAC and QuaTech desire to amend the Merger Agreement and simultaneously herewith and in partial consideration of the execution and delivery of this Agreement, are entering into that certain First Amendment to the Agreement and Plan of Reorganization of even date herewith (the “Amendment”);

WHEREAS, in connection with and in furtherance of the Amendment, DPAC desires to grant to DCV an exclusive, worldwide, perpetual sublicenseable right and license to manufacture, have manufactured, develop, market and sell the Products and the Technology; and

WHEREAS, DCV desires to sublicense its rights hereunder to QuaTech.

NOW, THEREFORE, pursuant to the mutual covenants set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1.                                      DEFINITIONS.

The following terms when used herein shall have the following meanings:

1.1                               “Intellectual Property Rights” means any and all patents, patent applications, patent registrations, business processes, data rights, copyrights, trade names, trademarks, trade secrets, or any other intellectual property right, whether registered or unregistered, arising or enforceable under U.S. law or the law of any other jurisdiction or international treaty regime related to the Technology and the Products.

1.2                               “Know-how” means any and all confidential and proprietary information that is owned or controlled by DPAC as of the Effective Date and during the term of this Agreement, that is necessary or useful for the development, manufacture, use, sale, or offer for sale of the Products and the Technology, including, but not limited to, trade secrets, know-how, techniques, methods, test data and results and designs.

1.3                               “Products” means the products set forth on Exhibit A attached hereto.

1.4                               “Technology” means all technology related to the Products including but not limited to: (i) Know-how; (ii) manufacturing processes and drawings; and (iii) software in both source code and object code.  Technology shall also include: (i) all Intellectual Property Rights related to the Technology; and (ii) all upgrades, modifications, enhancements and improvements to the Technology made by or for DPAC after the execution of this Agreement.

2.                                      CONVERTIBLE NOTE.  Simultaneously herewith and in partial consideration of the execution and delivery of this Agreement, DPAC has issued DCV the Note pursuant to the terms contained therein.

3.                                      AMENDMENT OF MERGER AGREEMENT.  Simultaneously herewith and in partial consideration of the execution and delivery of this Agreement, DPAC and QuaTech have entered into the Amendment on terms contained therein.

4.                                      LICENSE.

4.1                               DPAC hereby grants to DCV, effective upon the amendment of the Merger Agreement and the execution of the Note, an exclusive, sublicensable, worldwide, perpetual right and license to the Technology, including the trade names DPAC Technologies, Airborne and AirborneDirect, to develop, make, have made, offer for sale, sell and create derivative works of the Products and the Technology.  DPAC shall provide DCV with all upgrades, modifications, enhancements and improvements to the Technology upon creation of such upgrades, modifications, enhancements and improvements.  If the exclusive license granted herein is not approved by the shareholders of DPAC, such exclusive license shall convert to a non-exclusive license, but shall continue to be subject to the terms of this Agreement.  Upon any such conversion, DCV shall have the right to terminate this Agreement upon notice to DPAC.

4.2                             All rights and licenses granted under or pursuant to this Agreement by DPAC to DCV are, and will otherwise be deemed to be, for purposes of section 365(n) of the United States Bankruptcy Code (the “Code”), licenses to rights in “intellectual property” as defined under the Code.  The parties further agree that, in the event of the commencement of bankruptcy proceedings by or against DPAC under the Code, DCV will be entitled, at its option, to retain all of its rights and licenses under this Agreement pursuant to Code Section 365(n).

4.3                             If DPAC or its affiliates owns or controls any patents filed or issued after the Effective Date claiming new technology based on the Technology or Products, DPAC will notify DCV in order to permit DCV the opportunity to negotiate a license to such patents.

4.4                               DCV hereby agrees to cause QuaTech to purchase from DPAC, at DPAC’s original cost, the Products contained in DPAC’s inventory required to fulfill and ship all backlog and customer orders for Products until such point that all of DPAC’s useable and salable inventory is reduced to zero.  QuaTech shall purchase the inventory from DPAC as and when needed and shall pay for such inventory purchases on terms of net 30 days from date of shipment.  QuaTech shall not purchase Products or inventory from any other source until all of DPAC’s usable and saleable inventory is reduced to zero.

4.5                               DCV hereby exclusively sublicenses to QuaTech, effective upon the amendment of the Merger Agreement and the execution of the Note, all of DCV’s rights set forth herein.

5.                                      LICENSE FEES.  QuaTech shall pay DPAC the license fees set forth on Exhibit B (the “Fees”).  Any Fees due to DPAC shall be calculated, reported and paid monthly within thirty (30) days following the end of each calendar month in which QuaTech sells and ships to its customers any of the Products or derivatives of the Products.  Each payment shall be accompanied by a report in sufficient detail to permit confirmation of the accuracy of the Fees paid.  Payments shall be submitted to DPAC at an address to be provided by DPAC or by wire transfer to an account designated by DPAC.  All taxes levied on account of the payment of Fees under this Agreement shall be paid by DPAC for its own account, including taxes levied on income to DPAC.  DPAC shall have the right to annually audit the QuaTech reports on royalties due to confirm the accuracy of the Fees paid and QuaTech shall grant DPAC access to all necessary books and records to complete the audit.

6.                                      DPAC EMPLOYEES.  DPAC and QuaTech hereby agree that QuaTech shall hire those certain DPAC employees as are identified on Exhibit C.  Such employees shall be granted full time employee status and be eligible for all standard QuaTech fringe benefits, and such employees shall be granted past service credit for their employment service period at DPAC for purposes of employee benefits at QuaTech.  QuaTech shall assume DPAC’s accrued Paid Time Off obligation and liability for each employee in the amount shown on Exhibit C and shall pay each sales employee any commissions earned since May 31, 2005 under their compensation plan.

7.                                      CONFIDENTIALITY.

7.1                               “Confidential Information” means any information that one party discloses to the other parties pursuant to this Agreement, including without limitation, any information relating to any research, project, work in process, report, future development, business plan or financial matter relating to such party, its present or future products, services, sales, suppliers, customers, employees, investors or business, whether in oral, written, graphic or electronic form.  Each party shall: (a) hold all Confidential Information received from the other parties in confidence; (b) shall not disclose such Confidential Information to any third party nor allow any third party access to it; and (c) shall not use such Confidential Information for any purpose other than those contemplated by this Agreement without the disclosing party’s consent.  Notwithstanding the foregoing, each party may disclose Confidential Information to its employees and approved consultants and subcontractors who have a need to know such Confidential Information for purposes of conducting such party’s obligations under this Agreement; provided that such employees, consultants and subcontractors are bound by confidentiality obligations at least as restrictive as those set forth in this Section 7.  Each party will use at least the same standard of care as it uses to protect proprietary or confidential information of its own to ensure that its employees, consultants and subcontractors do not disclose or make any unauthorized use of the Confidential Information, but in no event less than reasonable care.

7.2                               Exceptions.  Confidential Information shall not include information which:  (a) was, at the time of disclosure, in the possession of the receiving party and was not previously acquired from or on behalf of the disclosing party on a confidential basis; (b) was in the public domain prior to disclosure, or became, after disclosure, publicly known through no fault of the receiving party, (c) was developed by or on behalf of the receiving party independent of its receipt of Confidential Information from the disclosing party; (d) was received from a third party who rightfully made such disclosure; or (e) was approved for use or release by written authorization from the disclosing party prior to such use or release by the receiving party.

7.3                               Authorized Disclosures.  Each receiving party shall be permitted to disclose Confidential Information of the disclosing party to extent such disclosure is required by operation of law, governmental regulation or court order; provided the receiving party gives the disclosing party notice of such disclosure prior to such disclosure, and the receiving party uses all reasonable effort to cooperate in securing confidential protection for such information.  The parties acknowledge that DPAC will be required to disclose the existence of this Agreement and the Amendment in its filings with the Securities and Exchange Commission and to issue a press release announcing the Amendment and the license granted herein.

7.4                               Terms of the Agreement.  None of the parties shall publicize the terms and conditions of this Agreement without the other parties’ prior written consent; provided, however, nothing in this Agreement will prevent any party from making any disclosure that is required under any securities regulations or laws.  The parties may disclose the terms of this Agreement to those third parties who have a need to know for due diligence purposes or similar investigations relating to financing transactions; provided that such disclosures are made under confidentiality obligations substantially as protective as those provided under this Section 7.

8.                                      TERMINATION.

8.1                               If a party materially breaches this Agreement the other parties will have the right to terminate this Agreement, provided that such party or parties notify the breaching party in writing of such material breach, give the breaching party sixty (60) days to cure such material breach and the material breach is not cured within such sixty (60) day period.

8.2                               In the event of a termination of the Merger Agreement prior to closing for any reason, DCV and/or QuaTech shall have the option to, within five (5) business days of such termination, initiate the determination of the value of the license of the Products which shall be determined to be the average appraised value, as determined by two (2) third party appraisers, one (1) of which shall be hired and paid by each of DPAC and/or QuaTech (as applicable) and DCV, of the Products and the backlog of customer orders.  Each appraiser shall be instructed to deliver its appraisal report to both DCV and/or QuaTech (as applicable) and DPAC within thirty (30) days of the date of the termination of the Merger Agreement.  Within ten (10) days of the date the last of the two (2) appraisal reports was delivered to the parties, the average appraised value purchase price shall be paid by an initial payment of two hundred fifty thousand dollars ($250,000) in cash and the further payment of royalties under this Agreement at the rates specified herein until such time as the purchase price is paid in full or the expiration of two (2) years, at which time any balance due (i.e. any excess of the average appraised value over the total of all royalties paid under this Agreement) shall be paid in full.  In the event that neither DCV nor QuaTech, individually or jointly, elects to exercise their respective options to have the average appraised value determined, or neither QuaTech nor DCV elects to continue this Agreement and the License after the determination of the average appraised value, this Agreement and the License shall automatically terminate and any existing backlog of customer orders for the Products shall automatically and without cost revert to DPAC.

8.3                               Upon the Effective Date of the Merger, as defined in the Merger Agreement, and the payoff of the Note, this Agreement shall immediately terminate.

8.4                               Upon termination of this Agreement, the receiving party agrees to promptly return all originals and copies of Confidential Information received, as well as permanently delete all electronically or otherwise stored Confidential Information from all systems containing such Confidential Information, except that one copy may be retained by the receiving party to confirm its obligations under this Agreement.  Notwithstanding the return of Confidential Information, upon the termination of this Agreement, DCV shall maintain a copy of all Technology in order to maintain and support the Products or derivatives of such Products provided to QuaTech customers, and in accordance with its rights set forth in Section 4.2.

9.                                      REPRESENTATIONS AND WARRANTIES.

9.1                               Binding Agreement.  Each party hereby represents and warrants that this Agreement is a legal and valid obligation binding upon such party and enforceable in accordance with its terms.  The execution, delivery and performance of this Agreement by such party does not conflict with any agreement, instrument or understanding, oral or written, to which it is a party or by which it may be bound, nor violate any law or regulation of any court, governmental body or administrative or other agency having jurisdiction over it.

9.2                               Intellectual Property.

(a)                                  DPAC represents and warrants to DCV and QuaTech that:  (i) DPAC is the owner of all right, title and interest in and to the Technology; (ii) it has not granted any license to the Technology, except to DCV pursuant to this Agreement, and is under no obligation to grant any such license; (iii) there are no outstanding liens, encumbrances, agreements or understandings of any kind, whether written, oral or implied, regarding the Technology that are inconsistent with or in conflict with any provision of this Agreement; (iv) no patent or patent application within Technology is the subject of any pending interference, opportunity, cancellation or other protest proceeding; (v) the practice or use of the Technology by DCV and QuaTech as authorized herein will not infringe or misappropriate any third party Intellectual Property rights.

(b)                                 DPAC hereby represents and warrants to DCV and
QuaTech that as of the Effective Date DPAC neither owns nor controls any patents or patent applications that are not included in the definition of Technology and that would be infringed by the practice of the Technology.  The parties agree and acknowledge that if such patents or patent applications owned or controlled by DPAC are subsequently found to have existed prior to the Effective Date, or are filed or granted during the term of this Agreement, the parties shall amend the definition of Technology to include such patents or patent applications.

(c)                                  DCV acknowledges and accepts, without penalty to DPAC, that, prior to the Effective Date, DPAC has entered into certain sales representation agreements and has accepted purchase orders from customers for future shipment of the Products which will be fulfilled by DCV.  Such agreements and purchase orders may permit the sales representative or the customer to terminate their rights and obligations in their relationship with DPAC as a result of the granting of the license to DCV.  DPAC agrees to support DCV and QuaTech in the continuation of these relationships and to provide documents and any other support reasonably requested by DCV and QuaTech for the continuation of these agreements.

10.                               INDEMNIFICATION.  DPAC shall indemnify, defend and hold harmless DCV and QuaTech, and their respective employees, officers, directors and agents, from and against any and all losses, damages, costs, fees and expenses (including, without limitation, reasonable attorneys’ fees) incurred by either or both of DCV and QuaTech in connection with any claim, suit or proceeding brought against either or both of DCV and QuaTech by a third party to the extent resulting from or arising out of a breach by DPAC of any of its representations and warranties under Section 9.

11.                               MISCELLANEOUS

11.1                        Choice of Law; Jurisdiction and Venue.  This Agreement is made in accordance with and shall be governed by the laws of the State of Ohio, excluding its conflicts of laws rules.  The parties hereby consent to the jurisdiction and venue of the state courts within Summit County, Ohio and federal courts in the State of Ohio in any action arising out of or otherwise related to this Agreement, and agree that such courts shall be the exclusive forum for bringing and resolving any such claims.

11.2                        Relationship of the Parties.  The relationship between the parties is that of independent contractors, and nothing in this Agreement shall be construed to constitute the parties as principal and agent, employer and employee, partners, joint venturers, co-owners, agents or otherwise as participants in a joint undertaking.  No party has authority to bind the other parties.

11.3                        Force Majeure.  Nonperformance of any party will be excused to the extent that performance is rendered impossible by strike, fire, flood, power outages, governmental acts or orders or restrictions, or any other reason where failure to perform is beyond the reasonable control of and is not caused by the negligence of the non-performing party.

11.4                        Assignment.  None of the parties shall assign or delegate this Agreement, in whole or in part, without the prior written consent of the other parties, which consent shall not be unreasonably withheld or delayed; provided, however, that a party may assign this Agreement to a parent, subsidiary, or successor-in-interest to its business (whether by merger, acquisition, consolidation, or sale of substantially all of its shares or assets), provided that the assignee agrees to the terms and conditions herein.  Any permitted assignment will not expand the scope of the license granted herein.  Any attempted assignment or delegation in violation of the preceding will be null and void.  Subject to the foregoing, this Agreement shall be binding on and inure to the benefit of the parties and their respective successors and permitted assigns.

11.5                        Public Announcements.  If any party desires to, or is required by law to, make a public announcement concerning the Agreement or the subject matter hereof, such party will give reasonable prior advance notice of the proposed text of such announcement to the other parties for their review and approval.

11.6                        Notices.  All notices and other communications hereunder will be in writing and will be delivered personally, by facsimile transmission (receipt verified), by registered mail (return receipt requested) or by nationally recognized overnight carrier, to the parties at addresses set forth above (or at such other address for a party as will be specified by like notice).  Notice shall be deemed sufficiently given for all purposes upon the earlier of:  (a) the date of actual receipt; (b) if mailed, three (3) days after the date of postmark; or (c) if delivered by overnight courier, the next business day the overnight courier regularly makes deliveries.

11.7                        Amendment; Waiver.  No amendment, modification or supplement of any provision of the Agreement will be valid or effective unless made in writing and signed by a duly authorized officer of each party.  No provision of the Agreement unless such provision otherwise provides will be waived by any act, omission or knowledge of a party or its agents or employees except by an instrument in writing expressly waiving such provision and signed by a duly authorized officer of the waiving party.

11.8                        Severability.  If any provision of the Agreement is held to be prohibited by or invalid under applicable law, such provision will be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of the Agreement.

11.9                        Entire Agreement.  This Agreement, together with its Exhibits, the Merger Agreement, the Amendment and the documents executed in connection therewith and the transactions contemplated thereby, constitutes the complete, final and exclusive understanding and agreement of the parties and cancels and supersedes any and all prior or contemporaneous negotiations, correspondence, understandings and agreements, whether oral or written, between the parties respecting the subject matter thereof.

11.10                 Counterparts; Facsimile.  This Agreement may be executed in one or more counterparts, all of which, when taken together, will constitute one and the same agreement.  A facsimile signature will be deemed as valid as an original signature.

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the Effective Date.

DPAC TECHNOLOGIES CORP.	DEVELOPMENT CAPITAL VENTURES, LP

By:	By:

Name:	Name:

Title:	Title:

QUATECH, INC.

By:

Name:

Title:

Exhibit A

Products

• Airborne WLAN module and related products

• Airborne Direct Serial Bridge and related products

• Airborne Direct Ethernet Bridge and related products

• Airborne 802.11G module currently under development

• Airborne Vehicle Gateway currently under development

• Airborne Mobile Access Point currently under development

Exhibit B

License Fees

QuaTech shall pay DPAC five dollars ($5.00 U.S.) per radio-only Product or Product-derivative, ten dollars ($10.00) per unit sold of all other Product or Product derivatives, and 10% of any Non-Recurring Engineering Fees for the Product or Product derivatives sold by QuaTech pursuant to the payment schedule set forth in the Agreement.

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Exhibit C

Employees Hired by QuaTech

Upon the execution of the License Agreement, QuaTech will hire the following employees and assume the obligation for Paid Time Off benefits as indicated for each employee.

Employee Name	Paid Time Off Benefit Assumed

Michael Zachan	$3,915.00

Gregory Gower	$2,481.68

Andrew Ross	$3,469.04

Joseph Nordaby	$3,631.59

David Purtill	$6,040.71

Mohit Kapila	$5,075.99

Kanak Nath	$6,760.96

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